

October 25, 2010

Deluxe Corporation
Lee Schram
Chief Executive Officer
3680 Victoria St. N.
Shoreview, MN 55126-2966

> **Re:** **Deluxe Corporation**
> **Form 10-K**
> **Filed February 19, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 11, 2010**
> **File No. 001-07945**

Dear Mr. Schram:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Lauren Nguyen
Attorney-Advisor